Exhibit 3.5

CERTIFICATE OF AMENDMENT OF
FIRST AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ARCADIA BIOSCIENCES, INC.

The undersigned, Eric J. Rey, does hereby certify that:

1.                                      He is the duly elected and acting President and Chief Executive Officer of Arcadia Biosciences, Inc., a Delaware corporation.

2.                                      The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of the State of Delaware on February 17, 2015.

3.                                      This Certificate of Amendment to the First Amended and Restated Certificate of Incorporation has been duly adopted by resolutions adopted and declared advisable by the Board of Directors, duly adopted by the stockholders of this corporation, and duly acknowledged by the officers of this corporation in accordance with the applicable provisions of Section 103, Section 228 and Section 242 of the General Corporation Law of the State of Delaware.

4.                                      The text of the first paragraph of Article IV of this corporation’s First Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

“The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares which the Corporation is authorized to issue is 250,000,000 shares, each with a par value of $0.001 per share.  140,000,000 shares shall be Common Stock and 110,000,000 shares shall be Preferred Stock. At the time this Certificate of Amendment of First Amended and Restated Certificate of Incorporation (“Certificate of Amendment”) becomes effective (the “Effective Time”), every four (4) shares of the Common Stock issued and outstanding immediately prior to such time shall be, and hereby are, automatically combined and reclassified (without any further act) into one (1) fully paid and nonassessable share of Common Stock (the “Stock Combination”). At the Effective Time, the conversion ratios and formulas for each series of Preferred Stock shall be adjusted in a manner consistent with the Stock Combination.   No fractional shares shall be issued to any holder as a result of the Stock Combination; instead, any fraction of a share of Common Stock that would otherwise have resulted from the Stock Combination will be eliminated by rounding such fraction down to the nearest whole share, determined on the basis of the total number of shares of Common Stock each stockholder holds at the Effective Time, and the Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share at the Effective Time, as determined in good faith by the Corporation’s Board of Directors or any committee of the Corporation’s Board of Directors.  Each outstanding stock certificate of the Corporation which, immediately prior to the Effective Time, represents one or more shares of Common Stock shall thereafter be deemed to represent the appropriate number of shares of Common Stock, taking into account the Stock Combination, until such old stock certificate is exchanged for a new stock certificate, or the shares are placed in book position, reflecting the appropriate number of shares resulting from the Stock Combination.”

***

The foregoing Certificate of Amendment to First Amended and Restated Certificate of Incorporation has been duly adopted by the Board of Directors and stockholders of this corporation in accordance with the applicable provisions of Section 228 and Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Arcadia Biosciences, Inc. has caused this Certificate of Amendment to First Amended and Restated Certificate of Incorporation to be signed this 8th day of May, 2015.

/s/ Eric J. Rey
Eric J. Rey
President & Chief Executive Officer